EXHIBIT 99.1

Audit Committee Pre-Approval of Non-Audit Services
On July 30, 2012, the Audit Committee of the Board of Directors of SM Energy Company approved in advance certain non-audit services to be performed by Deloitte & Touche LLP, SM Energy Company's independent auditor. These non-audit services were corporate income tax compliance services in the third quarter of 2012.